SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )

                        WITS BASIN PRECIOUS MINERALS INC.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   977427 10 3
                                   -----------
                                 (CUSIP Number)

                             Joseph C. Marrow, Esq.
                      Morse, Barnes-Brown & Pendleton, P.C.
                                 Reservoir Place
                          Waltham, Massachusetts 02451
                                 (781) 622-5930
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 16, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

            |_|   Rule 13d-1(b)
            |X|   Rule 13d-1(c)
            |_|   Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Arthur P. Bergeron

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|

                                                                         (b) |_|

3     SEC USE ONLY

4     CITIZENSHIP OF PLACE OF ORGANIZATION

            United States

NUMBER OF             5        SOLE VOTING POWER                   1,726,430
SHARES
BENEFICIALLY          6        SHARED VOTING POWER                         0
OWNED BY
EACH                  7        SOLE DISPOSITIVE POWER              1,726,430
REPORTING
PERSON WITH           8        SHARED DISPOSITIVE POWER                    0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,726,430

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.7%

12    TYPE OF REPORTING PERSON*

            IN

                                *SEE INSTRUCTIONS


                               (Page 2 of 5 Pages)

Item 1(a). Name of Issuer

      Wits Basin Precious Minerals Inc.

Item. 1(b). Address of Issuer's Principal Executive Offices

      800 Nicollet Mall, Suite 2690, Minneapolis, Minnesota 55402

Item 2(a). Name of Person Filing

      Arthur P. Bergeron

Item 2(b). Address of Principal Business Office or, if none, Residence

      150 Rolling Meadow Drive, Holliston, Massachusetts 01746

Item 2(c). Citizenship

      United States

Item 2(d). Title of Class of Securities

      Common Stock, par value $.01 per share

Item 2(e). CUSIP Number

      977427 10 3

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance withss.240.13d-1(b) - 1(b)(1)(ii)(E),

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_|   Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


                               (Page 3 of 5 Pages)

Item 4. Ownership

            (a)   Amount beneficially owned: 1,726,430 (the "Shares")(1)

            (b)   Percent of class: 5.7%(2)

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 1,726,430(3)

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,726,430

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

      N/A

Item 8. Identification and Classification of Members of a Group

      N/A

Item 9. Notice of Dissolution of Group

      N/A

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------
(1) Mr. Bergeron is deemed to own 500,000 of the Shares by virtue of a warrant to purchase such shares.
(2) Mr. Bergeron's percentage ownership was calculated based on 30,247,181 shares of common stock of Wits Basin Precious Minerals Inc. outstanding as of November 7, 2003, which total includes Mr. Bergeron's warrant to purchase 500,000 shares of Common Stock.
(3) Upon exercising his warrant to purchase any or all of the 500,000 shares of common stock, Mr. Bergeron will have the sole power to vote or direct the vote of such Shares.


                               (Page 4 of 5 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 26, 2003

                               /s/ Arthur P. Bergeron
                               ----------------------
                               Arthur P. Bergeron


                               (Page 5 of 5 Pages)